

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

<u>*Via Email*</u>

Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

> **Re:** **Inova Technology, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 18, 2011**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 22, 2008**
> **File No. 000-27397**

Dear Mr. Bates:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A, Filed February 22, 2008

General

1. It appears that you did not respond to comment two in our letter dated November 8, 2010 and we re-issue the comment. We note the information you have included under the heading "Stock Split" on page 5 of the Preliminary Proxy Statement on Schedule 14A filed on May 18, 2011; however, this information is not responsive to the comment.

Please tell us why you have not filed a preliminary or definitive information statement on Schedule 14C advising your shareholders of the actions you took pursuant to Rule 14c-2, which requires that an information statement be transmitted to all security holders even for actions taken by written consent.

If you did not file an information statement on Schedule 14C, as your response and EDGAR reporting history would seem to indicate, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulations 14A and 14C or tell us why you do not believe such disclosure is required. We may have further comment.

2. As a related matter, we note your indication on page 5 that "[t]here was an additional split of 1:20 on November 1, 2010 which was approved in the same manner." Please also explain why you have not filed a preliminary or definitive information statement on Schedule 14C advising your shareholders of the actions you took pursuant to Rule 14c-2 relating to this subsequent stock split. If you did not file an information statement on Schedule 14C, as your reporting history would seem to indicate, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulation 14C or tell us why you believe such disclosure is not required.

Preliminary Proxy Statement on Schedule 14A, Filed May 18, 2011

General

3. You indicate on page 2 that the proxy statement and materials were sent to shareholders on May 17, 2011. Please confirm in your response that the proxy statement and materials have not been sent yet.

4. Please provide the information required by Items 7 and 8, considering you are seeking shareholder approval for the election of directors and Item 11 and 13, considering you are seeking shareholder approval for an increase in authorized shares of Schedule 14A.

Proposal Number 2: Increase Authorized Shares, page 5

5. Please expand this discussion to explain the reason(s) for the proposal to increase authorized shares of common stock from 150,000,000 to 500,000,000. Refer to Item 19 of Schedule 14A.

6. Please revise to disclose how the amount of shares authorized for issuance has changed over the past 3 years with a view to understanding how you arrived at the amount you seek approval for. We presume that when you effectuated some of your stock splits, the total amount of authorized shares was reduced or increased by a proportionate amount, however, we are unable to determine how you arrived at the amount you disclose here of 150,000,000 shares. We also note that you have not filed any amendments to your

articles of incorporation as exhibits to either a Form 8-K required to be filed pursuant to Item 5.03 or an annual report on Form 10-K pursuant to Item 601(b)(3) of Regulation S-K; please advise.

7. Please augment your disclosure to indicate that increasing the number of common stock shares could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders. Refer to SEC Release 34-15230.

Stock Split, page 5

8. Please delete this information or advise as it is not clear whether you are seeking shareholder approval for a new stock split or seeking ratification for prior stock splits. In this regard, you state at the outset of this discussion that shareholder approval is required for a stock split, however, in the last paragraph on page 5 you state that if the authorized and outstanding shares change proportionately in the stock split, "this is sufficient," which suggests that shareholder approval is not required under those circumstances. Please clarify your use of the term "sufficient."

Ballot/Proxy Card

9. Please ensure that all matters to be voted on are included on the ballot/proxy card. For example, it appears that proposal number 2 is not included.

10. Considering you refer to abstentions on page 1 of your proxy statement, please also provide a means for shareholders to abstain from voting pursuant to Rule 14a-4 of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director